Exhibit 99.2

CERTIFICATE OF HENRIK THALENHORST

I, Henrik Thalenhorst, P. Geo., do hereby certify that:

1.
I am a Vice President and Senior Geologist with Strathcona Mineral Services Limited in its Toronto, Ontario office with a business address of 12th Floor, 20 Toronto Street, Toronto, Ontario Canada M5C 2B8.

2.
I am the author of a technical report entitled “Mineral Resource Estimate, Minera Juanicipio, S.A. de C.V., Zacatecas, Mexico”  dated November 11, 2011 prepared by Strathcona Mineral Services Limited (the “Technical Report”).

3.	I graduated from the University of Munich, Germany with a Ph.D. in Economic Geology in 1968.

4.	I have practised my profession as a geologist continuously since graduation in 1968 and with Strathcona Mineral Services Limited since January 1986.

5.	I am a member, in good standing, of the Association of Professional Geoscientists in the province of Ontario.

6.	I personally visited and inspected the Juanicipio property on August 17 to 23, 2011 for a duration of 6 days. I have had no prior involvement with the Juanicipio property.

7.
I have read the definition of “qualified person” set out in National Instrument 43–101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I am a “qualified person”.

8.
As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

9.	I have read NI 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

10.	I am independent of Fresnillo plc and MAG Silver Corp, applying all of the tests in Section 1.5 of NI 43-101.

11.
I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files, on their websites accessible by the public.

Dated this 11th day of November 2011 in Toronto, Ontario, Canada.

"Henrik Thalenhorst"

Henrik Thalenhorst, P. Geo.

November 11, 2011